August 10, 2007

Paul Cline, Senior Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

RE:	International Bancshares Corporation
Form 10K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-09439

Dear Mr. Cline:

We have reviewed the comments sent by the Commission on July 30, 2007 with respect to International Bancshares Corporation (“the Company”).  We have enclosed Exhibit “A” and Exhibit “B” indicating our proposed disclosures as marked.  We have also set forth our responses to your questions below with your comments in italics.

Financial Statements

Consolidated Statements of Cash Flows, page 37

1.  Please revise the footnotes to the financial statements to disclose your accounting policy for the other investments disclosed in the investing activities section of these statements, including their specific nature.

Response:  Recommended changes have been added to Note 1 of the Notes to Consolidated Financial Statements.  Please see Exhibit “A.”

Note 1 — Nature of Operations and Summary of Significant Accounting Policies, page 25

2.  We note your disclosures on page 6 and here in Note 1 regarding IBC Life Insurance Company.  For purposes of greater transparency for the reader, please revise to include the following:

•                  Describe the nature and extent of business transacted by IBC Life Insurance Company, as well as any other insurance-related subsidiaries.  To the extent certain of your insurance subsidiaries do not absorb insurance risk or write insurance paper, clearly disclose that fact.

•                  To the extent that IBC Life Insurance Company is providing “self-insurance” to its parent or other related entities, please quantify the total amount of loss exposure related to these activities.

Response:  Recommend changes have been added to Note 1 of the Notes to Consolidated Financial Statements.  Please see Exhibit “A.”  IBC Life Insurance Company is not providing any “self-insurance” to its parent or other related entities

Accounting for Transfers and Servicing of Financial Assets, page 45

3.  To the extent the financial statements include asset transfers and servicing assets, please revise to disclose the following information.  Otherwise, please revise to clarify why you include a policy statement for these items.

•                  Please disclose your policy for classifying your loans upon origination as either held for sale or held for investment.  Refer to paragraph 8(a) of SOP 01-6.

•                  Please tell us how you considered paragraph 9 of SFAS 102 in determining to report originations and sales of loans as investing activities in your statement of cash flows.

•                  Given your disclosure, please tell us why you have no loans classified as held for sale on the balance sheet at any period end.

•                  Please provide the disclosures required by paragraph 17 of SFAS 140 for your servicing asset, if material.

Response:  Please see Exhibit “A” where we added language to the paragraph referencing Accounting for Transfers and Servicing of Financial Assets regarding the Company’s policy for initially classifying loans as held for investments.  The Company may sell mortgage loans originated to unaffiliated third parties.  The loans, if sold, are sold without recourse.  Because the Company may not initially identify loans as originated specifically for resale, all loans are treated as investments, and thus reported in the investing activities section of the statement of cash flows.  The loans are immaterial to the operating section of the cash flow statement.  Additionally, the principal balance outstanding on loans held for sale is not significant to the consolidated statement of condition and does not meet the thresholds for itemized reporting.  The principal balance of loans held for sale as of December 31, 2006 was $22.9 million or .5% of net loans and .2% of total assets.

Note 3 — Investment Securities, page 49

4.  Please revise to include the table of gross unrealized losses on investments for all periods presented.  Refer to paragraph 21 of EITF 03-1.

Response:  Recommended changes have been added to Note 3 of the Notes to Consolidated Financial Statements.  Please see Exhibit “B.”

5.  Please revise to separately disclose investments issued by the United States government and those issued by government sponsored entities (GSE’s).  Investments issued by GSE’s are not backed by the full faith and credit of the United States government.  Also, please revise your accounting policy in Note 1 to clarify the difference in the risk characteristics of these investments.

Response:  Recommended changes have been added to Note 1 and Note 3 of the Notes to Consolidated Financial Statements.  Please see Exhibit “A” and Exhibit “B”.

6.  Noting the significance of MBS’s to your available for sale investment portfolio and the purchase and sales of available for sale securities, please revise to clarify the specific nature of the securities sold in each period presented.  Disclose whether or not you sold MBS’s that were in a loss position.  If you did, disclose how you considered your disclosure that you have the intent and ability to hold such securities until a market price recovery or maturity of the securities.

Response:  Please see the changes in Exhibit “B” regarding the sale of mortgage-backed securities.  In the third quarter 2006, certain investment securities held in a loss position were sold in order to reposition a portion of the balance sheet of one of the subsidiary banks into loans in response to the changing economic landscape of the subsidiary bank at the time, which was impacted by the decision by the FOMC to not raise the fed funds target rate.  The total amount of securities sold was approximately $60 million or 1.4% of the portfolio and .6% of total assets.  While the repositioning was consistent with the Company’s goal to position its securities portfolio to optimize total return performance, it was a unique circumstance limited to the mortgage-backed securities of one of the subsidiary banks.  The Company’s decision to sell such securities was a strategic decision as a result of a comprehensive balance sheet review.  The unexpected repositioning does not change the Company’s intent to hold mortgage-backed securities until a market price recovery or maturity of the securities.

Note 17, Commitments, Contingent Liabilities and Other Tax Matters, page 66

7.  Please tell us the following related to your adjustments of Goodwill recorded as a part of the LFIN acquisition in both the December 31, 2006 Form 10-K and in the March 31, 2007 Form 10-Q:

•                  Paragraph 40 of SFAS 141 states that potential income tax uncertainties related to an acquisition should be accounted for under SFAS 109.  Please tell us how you determined open reviews of LFIN’s tax refunds should be accounted for as a purchase price contingency.  Cite the applicable GAAP literature, where appropriate.

•                  SFAS 141 defines a contingency period as a period of time that generally should not exceed one year.  Please tell us the facts and circumstances considered in determining that the resolution of the tax refund related to LFIN should be treated as an adjustment of the purchase price contingency and not recognized in current year income.  Refer to paragraph 41 of SFAS 141.

Response:  In evaluating the correct treatment, the Company used SFAS 141, SFAS 109 and EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.”  LFIN was a financial institution that the Company acquired in 2004.  The tax contingency in question related to permanent tax differences applicable to prior periods taken as deductions in 2002 by LFIN on an amended return.

The facts and circumstances of the matter are as follows:

During the time of the failing Savings and Loans (S & L’s), the Federal Savings and Loan Insurance Corporation (FSLIC) encouraged surviving S & L’s to purchase and use tax benefits of the purchased entity that would have otherwise not been usable.  LFIN (now IBC) agreed to acquire the assets and liabilities of several S & L’s as long as financial assistance was provided by the FSLIC.  FSLIC committed in an Agreement to provide financial assistance to LFIN.

At that time, the provisions existing in the Internal Revenue Code of 1986 provided favorable federal income tax consequences for the acquirer of a closed S&L in an FSLIC-assisted transaction.  The favorable provisions included non-recognition of FSLIC reimbursements of covered asset losses while allowing the losses to be deductible for income tax purposes.  In return, LFIN was required to pay 50% of the tax benefits realized to FSLIC as a consequence of the special tax provisions.  In 1989, the Federal Deposit Insurance Corporation (FDIC) replaced the FSLIC.

In 1993, Congress enacted the Guarini Legislation which provided that FDIC assistance must be taken into account with respect to any loss of principal, capital or upon disposition of any asset.  This new treatment of the assistance substantially reduced the losses reported on the sale of covered assets as well as reducing the amount of loan losses that could be recognized.  Because of the change in the tax treatment of assistance received, LFIN considered the original FSLIC Agreement to be null and void.  No payments were made to the FDIC initially, but LFIN did record a reserve for unpaid tax benefit payments that could be payable to the FDIC.

In 2002, LFIN and the FDIC entered into an Agreement whereby LFIN made payments consisting of the amount in the reserve plus additional cash along with cash from the indemnity provided by former owners.  As a result of the Agreement between LFIN and the FDIC and the payment of some of the FDIC assistance back to the FDIC, LFIN believed that the payments to the FDIC should have been deductible.  LFIN received a “substantial authority” opinion from Jenkens & Gilchrist, external legal counsel, that the repayments to the FDIC should be deductible.  LFIN then prepared and filed amended returns to report the deduction and claim tax refunds.  A reserve of approximately $7 million was established for the tax refunds received in 2003.  This reserve was included in current income taxes payable and the reserve was transferred to IBC upon acquisition of LFIN in 2004.  In September 2006, the statute of limitations expired on the amended return that included the deductions of payments to the FDIC.

In a business combination, there may be uncertainties with regards to certain tax positions taken by the acquired entity.  Deferred taxes and liabilities recognized at the date of a business combination should be based on management’s best estimate of the tax basis of the assets acquired and liabilities assumed that ultimately will be accepted by the taxing authority.  The tax benefits of acquired deductible temporary differences and carryforwards and the tax effects of uncertainties related to the tax basis of acquired assets and assumed liabilities (tax exposure items) are not treated as pre-acquisition contingencies, which have a maximum one-year allocation period under SFAS 38.  Resolution of tax exposure items generally are recorded as an adjustment to goodwill.

Additionally, per EITF 93-7, income tax uncertainties that exist at the time of a purchase business combination should be accounted for pursuant to SFAS 109 rather than SFAS 38.  Further, at the date items relating to the acquired entity’s prior tax returns are settled with the tax authority, any liability previously recognized should be adjusted.  The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.

The tax contingency acquired was a tax exposure item at the time of the purchase of LFIN by IBC in June 2004.  The reversal of the contingency upon the expiration of the statute of limitations for the amended return is therefore accounted for through purchase accounting as an adjustment to goodwill.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission is in agreement with the responses and changes discussed above, the Company will integrate the changes in future filings.  Should you have any questions or comments, please contact me at (956) 726-6651.

Sincerely,

/s/ Dennis E. Nixon

Dennis E. Nixon, President

International Bancshares Corporation

Exhibit A

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Policies

The accounting and reporting policies of International Bancshares Corporation (“Corporation”) and Subsidiaries (the Corporation and Subsidiaries collectively referred to herein as the “Company”) conform to  accounting principles generally accepted in the United States of America and to general practices within the banking industry.  The following is a description of the more significant of those policies.

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned bank subsidiaries, International Bank of Commerce, Laredo (“IBC”), Commerce Bank, International Bank of Commerce, Zapata, International Bank of Commerce, Brownsville, and the Corporation’s wholly-owned non-bank subsidiaries, IBC Subsidiary Corporation, IBC Life Insurance Company, IBC Trading Company and IBC Capital Corporation.  All significant inter-company balances and transactions have been eliminated in consolidation.

The Company, through its subsidiaries, is primarily engaged in the business of banking, including the acceptance of checking and savings deposits and the making of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The primary markets of the Company are South, Central, and Southeast Texas and the state of Oklahoma. Each bank subsidiary is very active in facilitating international trade along the United States border with Mexico and elsewhere.  Although the Company’s loan portfolio is diversified, the ability of the Company’s debtors to honor their contracts is primarily dependent upon the economic conditions in the Company’s trade area.  In addition, the investment portfolio is directly impacted by fluctuations in market interest rates.  The Company and its bank subsidiaries are subject to the regulations of certain Federal agencies as well as the Texas Department of Banking and undergo periodic examinations by those regulatory authorities.  Such agencies may require certain standards or impose certain limitations based on their judgments or changes in law and regulations.

The Company owns two insurance-related subsidiaries, IBC Life Insurance Company and IBC Insurance Agency, Inc., a wholly owned subsidiary of the IBC, the bank subsidiary.  Neither of the insurance-related subsidiaries conducts underwriting activities.  The IBC Life Insurance Company is in the business of reinsuring credit life and credit accident and health insurance.  The business is assumed from an unaffiliated insurer and the only business written is generated by the bank subsidiaries of the Company.  The risk assumed on each of the policies is not significant to the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statement of condition and income and expenses for the periods.  Actual results could differ significantly from those estimates.  Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for possible loan losses.

Per Share Data

All share and per share information has been restated giving retroactive effect to stock dividends distributed.

Investment Securities

The Company classifies debt and equity securities into one of these categories: held-to-maturity, available-for-sale, or trading.  Such classifications are reassessed for appropriate classification at each reporting date.  Securities that are intended and expected to be held until maturity are classified as “held-to-maturity” and are carried at amortized cost for financial statement reporting.  Securities that are not positively expected to be held until maturity, but are intended to be held for an indefinite period of time are classified as “available-for-sale” or “trading” and are carried at their fair value.  Unrealized holding gains and losses are included in net income for those securities classified as “trading”, while unrealized holding gains and losses related to those securities classified as “available-for-sale” are excluded from net income and reported net of tax as other comprehensive income and in shareholders’ equity as accumulated other comprehensive income until realized.  The Company did not maintain any trading securities during the three year period ended December 31, 2006.

Mortgage-backed securities held at December 31, 2006 and 2005 represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.  Premiums and discounts are amortized using the level yield or “interest method.”  Mortgage-backed securities are either issued or guaranteed by the U.S. Government or its agencies including the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and the Government National Mortgage Association (“Ginnie Mae”).  Investments in mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. Government.  Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. Government, but are rated AAA.  Market interest rate fluctuations can affect the prepayment speed of principal and the yield on the security.

Unearned Discounts

Consumer loans are frequently made on a discount basis.  The amount of the discount is subsequently included in interest income ratably over the term of the related loans to approximate the effective interest method.

Provision and Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level considered adequate by management to provide for probable loan losses.  The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.  The provision for possible loan losses is the amount, which, in the judgment of management, is necessary to establish the allowance for probable loan losses at a level that is adequate to absorb known and inherent risks in the loan portfolio.

Management believes that the allowance for possible loan losses is adequate.  While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s bank subsidiaries’ allowances for possible loan losses.  Such agencies may require the Company’s bank subsidiaries to make additions or reductions to their GAAP allowances based on their judgments of information available to them at the time of their examination.

Loans

Loans are reported at the principal balance outstanding, net of unearned discounts.  Interest income on loans is reported on an accrual basis.  Loan fees and costs associated with originating the loans are amortized over the life of the loan using the interest method.  The Company originates mortgage loans that may subsequently be sold to an unaffiliated third party.  The loans are not securitized and if sold, are sold without recourse.  The loans are carried at cost and the principal amount outstanding is not significant to the consolidated financial statements.

Non-Accrual Loans

The non-accrual loan policy of the Company’s bank subsidiaries is to discontinue the accrual of interest on loans when management determines that it is probable that future interest accruals will be un-collectible.  Interest income on non-accrual loans is recognized only to the extent payments are received or when, in management’s opinion, the debtor’s financial condition warrants reestablishment of interest accruals.

Other Real Estate Owned

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure.  Other real estate is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal).  Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan possible losses, if necessary.  Any subsequent write-downs are charged against other non-interest expense.  Operating expenses of such properties and gains and losses on their disposition are included in other non-interest expense.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.  Repairs and maintenance are charged to operations as incurred and expenditures for renewals and betterments are capitalized.

Other Investments

Other investments include equity investments in non-financial companies, bank owned life insurance, as well as equity securities with no readily determinable market value.  Equity investments are accounted for using the equity method of accounting.  Equity securities with no readily determinable fair value are accounted for using the cost method.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  The Company files a consolidated federal income tax return with its subsidiaries.

Recognition of deferred tax assets is based on management’s belief that the benefit related to certain temporary differences, tax operating loss carryforwards, and tax credits are more likely than not to be realized.  A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that the tax benefits will not be realized.

Stock Options

Through December 31, 2005, the Company accounted for stock-based employee compensation plans based on the intrinsic value method provided in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” (“APB No. 25”), and related interpretations.  Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the measurement date, which is generally the date of grant, no compensation expense was recognized on options granted.  Compensation expense for stock awards is based on the market price of the stock on the measurement date, which is generally the date of grant, and is recognized ratably over the service period of the award.

Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” requires pro forma disclosures of net income and earnings per share for companies not adopting its fair value accounting method for stock-based employee compensation.  The pro forma disclosures presented in Note 16 in the accompanying Notes to Consolidated Financial Statements included elsewhere in this report use the fair value method of SFAS No. 123 to measure compensation expense for stock-based employee compensation plans.  The fair value of stock options granted was estimated as the measurement date, which is generally the date of grant, using the Black-Sholes-Merton option-pricing model.  This model was developed for use in estimating the fair value of publicly traded options that have no vesting restrictions and are fully transferable.  Additionally, the model requires the input of highly subjective assumptions.  Because the Company’s employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Sholes-Merton option-pricing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”), “Share-Based Payment (Revised 2004).”  Among other things, SFAS No. 123R eliminates the ability to account for stock-based compensation using APB No. 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant.  SFAS No. 123R was adopted by the Company on January 1, 2006.

Net Income Per Share

Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average number of common shares outstanding.  The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period.  The dilutive effect of stock options is considered in earnings per share calculations, if dilutive, using the treasury stock method.

Goodwill and Identified Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  Prior to 2002, goodwill was amortized over its estimated useful life using the straight-line method or an accelerated basis (as appropriate) over periods generally not exceeding 25 years.  On January 1, 2002, in accordance with a new accounting standard, the Company stopped amortizing goodwill and adopted a new policy for measuring goodwill for impairment.  Under the new policy, goodwill is assigned to reporting units.  Goodwill is then tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

Identified intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.  The Company’s identified intangible assets relate to core deposits.  Identified intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life.  Identified intangible assets, premises and equipment and other long lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flow.  If impaired, the assets are recorded at fair value.  See Note 7 — Goodwill and Other Intangible Assets.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the statement of condition and reported at the lower of the carrying value or fair value less costs to sell, and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the statement of condition.

Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.  Also, the Company reports transactions related to deposits and loans to customers on a net basis.

Accounting for Transfers and Servicing of Financial Assets

The Company accounts for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control.  After a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.  The Company has retained mortgage servicing rights in connection with the sale of mortgage loans.  Because the Company may not initially identify loans as originated for resale, all loans are initially treated as held for investment.  The value of the mortgage servicing rights are reviewed periodically for impairment and are amortized in proportion to and over the period of estimated net servicing income or net servicing losses.  The value of the mortgage servicing rights is not significant to the consolidated statements of condition.

Segments of an Enterprise and Related Information

The Company operates as one segment.  The operating information used by the Company’s chief executive officer for purposes of assessing performance and making operating decisions about the Company is the consolidated financial statements presented in this report.  The Company has four active operating subsidiaries, namely, the bank subsidiaries, otherwise known as International Bank of Commerce, Laredo, Commerce Bank, International Bank of Commerce, Zapata and International Bank of Commerce, Brownsville.  The Company applies the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” in determining its reportable segments and related disclosures.  None of the Company’s other subsidiaries meets the 10% threshold for disclosure under SFAS No. 131.

Derivative Instruments

The Company currently does not directly engage in hedging activities and does not directly hold any derivative instruments or embedded derivatives.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.”  FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  This Interpretation also incorporates, without change, the guidance in Financial Accounting Standards Board Interpretation No. 34 (“FIN 34”), “Disclosure of Indirect Guarantees of Indebtedness of Others,” which has been superseded.  FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligations to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.  The initial recognition and initial measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.  The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002, and are included in the notes to the Company’s consolidated financial statements.  The adoption of FIN 45 did not have a significant impact on the Company’s consolidated financial statements.

Reclassifications

Certain amounts in the prior year’s presentations have been reclassified to conform to the current presentation.  These reclassifications had no effect on previously reported net income.

New Accounting Standards

In May 2005, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, (“SFAS No. 154”), “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.”  SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transitional requirements specific to a newly adopted accounting principle.  Previously, most changes in accounting principle were recognized by reporting a cumulative change in accounting principle to the net income of the period of the change.  Under SFAS No. 154, retrospective application requires that (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented be reflected in the carrying amounts of asset and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, be made to the opening balance of retained earnings or other appropriate components of equity for that period, and (iii) financial statements for each prior period presented be adjusted to reflect the direct period specific effects of applying the new accounting principle.  Special retroactive application rules apply in certain situations where it is impracticable to determine either the period specific effects or the cumulative effect of the change.  Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made.  SFAS No. 154 carries forward the guidance in APB Opinion No. 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability.  SFAS No. 154 also carries forward, without change, the guidance in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in accounting estimate.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this new accounting standard did not have an impact on the Company’s consolidated financial statements.

In November 2005, the Financial Accounting Standards Board issued FASB Staff Position No 115-1 (“FSP 115-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”  FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss.  An investment is considered impaired if the fair value of the investment is less than its cost.  If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-thank-temporary, then an impairment loss should be recognized equal to the difference between the investments’ cost and its fair value.  FSB 115-1 nullifies certain provision of Emerging Issues Task Force (“EITF”) Issue No 01-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 01-1 which were adopted in 2003.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  The company adopted FSP 115-1 on January 1, 2006.  The adoption did not have a significant impact on the consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, (“SFAS No. 123R”), “Share-Based Payment, an Amendment of Statements No. 123 and 95.”  The revision to the existing SFAS No. 123 eliminates the ability of public companies to account for stock-based compensation using Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issues to Employees” and requires such transactions be recognized as compensation expense in the Company’s consolidated financial statements based on the fair value of the options issued as of their grant date.  SFAS No. 123R was to be effective for the Company for interim and reporting periods after December 31, 2005.  The Company adopted the provisions of SFAS No. 123R on January 1, 2006.  Details related to the adoption of SFAS No. 123R and the impact to the consolidated financial statements are discussed in Note 16 — Stock Options.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, (“SFAS No. 155”), “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  SFAS No. 155 permits fair value measurements for any hybrid financial instrument that contains an embedded derivative and that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133,  establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this new standard at January 1, 2007 did not have an impact on the Company’s financial statements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, (“SFAS No. 156”), “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,” by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value.  Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to an over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur.  If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date.  SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this new standard at January 1, 2007 did not have a significant impact on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company does not anticipate a significant impact to the financial statements upon the adoption of this new standard.

In December 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158 (“SFAS No. 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).”  SFAS No 158 requires an employer to recognize the over-funded or under-funded status of defined benefit post-retirement benefit plans as an asset or liability in its financial statements.  The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans).  An employer is also required to measure the funded status of a plan as of the date of its year-end financial statements with changes in the funded status recognized through comprehensive income.  SFAS No. 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation.  Publicly traded companies are to apply the disclosure requirements of SFAS No. 158 for fiscal years ending after December 15, 2006, with full adoption for fiscal years ending after December 15, 2008.  Because the Company does not have a defined benefit plan or other postretirement plans, the adoption of this new standard will not have an impact on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (“FIN 48”), “ Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109.”  FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.  A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.  Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.  Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.  FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of this new standard is not expected to have an impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), “Considering the Effects of a Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No.108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements.  The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts.  Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material.  SAB No. 108 is effective for fiscal years

Exhibit B

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Investment Securities

The amortized cost and estimated fair value by type of investment security at December 31, 2006 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$-	$-	$2,375	$2,375
Total investment securities	$2,375	$-	$-	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value(1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,268	$-	$-	$1,268	$1,268
Mortgage-backed securities	4,440,265	1,025	(65,006)	4,376,284	4,376,284
Obligations of states and politicalsubdivisions	92,878	3,019	-	95,897	95,897
Other securities	4,630	-	(2,551)	2,079	2,079
Equity securities	13,825	804	-	14,629	14,629
Total investment securities	$4,552,866	$4,848	$(67,557)	$4,490,157	$4,490,157

(1) Included in the carrying value of mortgage-backed securities are $1,721,400 of mortgage-backed securities issued by Ginnie Mae and $2,654,884 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

The amortized cost and estimated fair value of investment securities at December 31, 2006, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Estimated fair value	Amortized Cost	Estimated fair value
	(Dollars in Thousands)
Due in one year or less	$75	$75	$1,268	$1,268
Due after one year through five years	2,300	2,300	-	-
Due after five years through ten years	-	-	8,199	8,304
Due after ten years	-	-	89,309	89,672
Mortgage-backed securities	-	-	4,440,265	4,376,284
Equity securities	-	-	13,825	14,629
Total investment securities	$2,375	$2,375	$4,552,866	$4,490,157

The amortized cost and estimated fair value by type of investment security at December 31, 2005 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$-	$-	$2,375	$2,375
Total investment securities	$2,375	$-	$-	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value (1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,283	$-	$-	$1,283	$1,283
Mortgage-backed securities	4,214,461	913	(66,515)	4,148,859	4,148,859
Obligations of states and political subdivisions	96,750	2,833	(26)	99,557	99,557
Other securities	5,198	-	(2,599)	2,599	2,599
Equity securities	13,825	978	(149)	14,654	14,654
Total investment securities	$4,331,517	$4,724	$(69,289)	$4,266,952	$4,266,952

(1) Included in the carrying value of mortgage-backed securities are $1,305,626 of mortgage-backed securities issued by Ginnie Mae and $2,843,233 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

Mortgage-backed securities are primarily securities issued by the Freddie Mac, Fannie Mae and Ginnie Mae.    Investments in mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. Government.  Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. Government, but are rated AAA.

The amortized cost and fair value of available for sale investment securities pledged to qualify for fiduciary powers, to secure public monies as required by law, repurchase agreements and short-term fixed borrowings was $3,088,095,000 and $3,043,558,000, respectively, at December 31, 2006.

Proceeds from the sale of securities available-for-sale were $60,447,000, $189,902,000 and $875,816,000 during 2006, 2005 and 2004, respectively, which amounts included $60,035,000, $173,275,000 and $855,845,000 of mortgage-backed securities.  During the third quarter of 2006, the Company sold approximately $60 million of mortgage-backed securities that were in a loss position in order to reposition a portion of the balance sheet of one of its subsidiary banks in response to unexpected changes in the economic landscape of the subsidiary bank.  The Company intends to hold mortgage-backed securities until a market price recovery or maturity of the securities.  Gross gains of $412,000, $1,402,000 and $12,818,000 and gross losses of $1,342,000, $1,583,000 and $3,934,000 were realized on the sales in 2006, 2005 and 2004, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)
Available for sale:
U.S. Treasury securities	$-	$-	$-	$-	$-	$-
Mortgage-backed securities	812,870	(4,511)	3,137,292	(60,495)	3,950,162	(65,006)
Obligations of states and political subdivisions	-	-	-	-	-	-
Other securities	-	-	2,079	(2,551)	2,079	(2,551)
	$812,870	$(4,511)	$3,139,371	$(63,046)	$3,952,241	$(67,557)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)
Available for sale:
U.S. Treasury securities	$-	$-	$-	$-	$-	$-
Mortgage-backed securities	3,471,914	(57,135)	410,134	(9,380)	3,882,048	(66,515)
Obligations of states And political subdivisions	522	(22)	135	(4)	657	(26)
Other securities	8,200	(2,748)	-	-	8,200	(2,748)
	$3,480,636	$(59,905)	$410,269	$(9,384)	$3,890,905	$(69,289)

The unrealized losses on investments in mortgage-backed securities are caused by changes in market interest rates.  The contractual cash obligations of the securities are guaranteed by Freddie Mac, Fannie Mae and Ginnie Mae.  The decrease in fair value is due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.

The unrealized losses on investments in other securities are caused by fluctuations in market interest rates.  The underlying cash obligations of the securities are guaranteed by the entity underwriting the debt instrument.  It is the belief of the Company that the entity issuing the debt will honor its interest payment schedule, as well as the full debt at maturity.  The securities are purchased by the Company for their economic value.  The decrease in fair value is primarily due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.